UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regions Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 West Peachtree Street, NW, Suite 1400
(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Holloway 404-279-7404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glenn Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regions Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires
August 21, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)
As of and for the Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)

Statement of Financial Condition

December 31, 2019

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1200
1901 Sixth Avenue North
Birmingham, AL 35203

Tel: +1 205 251 2000
Fax: +1 205 226 7470

Report of Independent Registered Public Accounting Firm

To RFC Management and the Board of Managers of Regions Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Regions Securities LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

Ernst & Young, LLP

Birmingham, Alabama
February 27, 2020

Regions Securities LLC

Statement of Financial Condition

As of December 31, 2019

Assets	
Cash and cash equivalents	$ 102,312,284
Due from clearing broker	41,865,817
Receivable from broker-dealers	7,765,000
Other assets	596,005
Total assets	$ 152,539,106
Liabilities and Member's equity	
Accrued compensation payable to related party	$ 3,874,000
Taxes payable to related party	6,173,558
Interest and unused debt fees payable to related party	386,288
Other liabilities	354,078
Total liabilities	10,787,924
Subordinated borrowings payable to related party	20,000,000
Member's equity:	
Additional paid in capital	59,900,000
Retained earnings	61,851,182
Total member's equity	121,751,182
Total liabilities and member's equity	$ 152,539,106

The accompanying notes are an integral part of these financial statements.

Regions Securities LLC

Notes to Statement of Financial Condition

December 31, 2019

1. Organization and Nature of Business

Regions Securities LLC (the Company) is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly owned subsidiary of Regions Financial Corporation (Regions). Regions Securities LLC acts as an introducing broker-dealer offering debt and equity underwriting services and investment banking services primarily to institutional customers of Regions Bank. Regions Bank is a wholly owned subsidiary of Regions that provides deposit, credit and wealth management services.

The Company is registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on July 12, 2012. The Company is a Delaware company and is domiciled in the State of Georgia.

2. Basis of Presentation and Use of Estimates

The presented financial statements solely represent the legal entity of Regions Securities LLC. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States (GAAP), requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including relevant disclosures. Actual results could differ from those estimates.

3. Significant Accounting Policies

Cash and cash equivalents

Cash includes deposits held at Regions Bank. Cash equivalents consist of short-term, redeemable, money market funds held at the firm's clearing broker.

Due from clearing broker

Due from clearing broker is comprised of a $500 thousand deposit held at the Company's clearing broker in accordance with the contractual arrangement as well as excess cash held at the clearing broker.

3. Significant Accounting Policies (continued)

Receivable from broker-dealers

Amounts receivable from broker-dealers consists of underwriting fees associated with debt and equity underwritings. Receivables are presented net of direct transaction-related expenses. No allowance has been established as management believes these amounts are fully collectible.

Other assets

Other assets consist of prepaid expenses, fixed assets, and deferred tax assets. Prepaid expenses include third party applications, data and research platforms as well as an account held with FINRA for purposes of Central Registration Depository (CRD) account payments. This CRD account balance is used for expenses, such as exam and state registrations for associates, as well as registrations for the Company. All prepaid expense assets are decreased as these expenses are incurred. Fixed assets are recorded at cost at the time of acquisition and depreciated on a straight-line basis over the useful life of the asset. Further information on the recognition of the deferred tax asset can be found in Note 3 – Significant Accounting Policies – Income Taxes.

Accrued compensation payable to related party

Regions provides an annual discretionary bonus to its employees and allocates a portion of the expense to RSL. The accrual allocated to RSL and ultimately settled with Regions is based on a percentage of total revenue for all underwriting fees and all other revenue generating activities.

Taxes payable to related party

Accruals are recorded for taxes payable due to Regions. Refer to Note 3, Significant Accounting Policies - Income Taxes and Note 6 – Income taxes for more detail.

Interest and unused debt fees payable to related party

Accruals are made for the purpose of recording interest due on subordinated borrowings and lines of credit with Regions. The accrual is based on the loan balance or commitment value, contracted rate and number of unpaid days.

Other liabilities

Other liabilities consist of payables due to third parties. The accrued liabilities are recorded as incurred and can be reasonably estimated.

3. Significant Accounting Policies (continued)

Subordinated borrowings payable to related party

As of December 31, 2019, the Company had outstanding subordinated borrowings of $20.0 million. The notes are comprised as follows:

	Amount Outstanding
Revolving Note, $10,000,000 credit line, LIBOR+250, due April 30, 2021	$10,000,000
Revolving Note, $10,000,000 credit line, LIBOR+250, due September 30, 2021	$10,000,000

The revolving note agreements are with Regions and are eligible for the computation of Net Capital under the Securities and Exchange Commission net capital rule. The Company will not be permitted to repay the borrowings if doing so will result in noncompliance with the minimum net capital requirements. The Company is eligible to repay the current outstanding amount of $20.0 million due to sufficient regulatory capital without the debt; however, at this time, there is no intent to repay.

Member's Equity

Regions has, in prior years, provided capital infusions to supply the initial funding required for the new membership application process with FINRA and to ensure adequate capital as the Company began participating in debt and equity underwritings. No additional funding was provided in 2019. Regions is the sole member of the Company.

Income taxes

The Company is included in the consolidated federal income tax returns and state income tax returns of Regions. The method of allocation for income tax expense is determined based on a tax allocation sharing agreement between Regions and its subsidiaries. The agreement provides that subsidiary tax expense will be computed on a separate company basis taking into consideration tax elections and tax planning strategies of the consolidated tax group. The Company will make payments to or receive payments from Regions as if Regions were the Internal Revenue Service, or state taxing authority as applicable. Under the tax sharing agreement, if a net operating loss exists, the subsidiary receives payment for its loss upon the realization on the respective tax return.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences. Under this method, deferred tax assets and liabilities are determined by applying the federal and state tax rates to the differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities.

3. Significant Accounting Policies (continued)

Income taxes (continued)

Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. Any effect of a change in federal and state tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit, as applicable.

The Company determines the realization of the deferred tax assets by considering all positive and negative evidence available, including the impact of recent operating results, future reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies. A valuation allowance is recorded for any deferred tax assets that are not more-likely-than-not to be realized.

Income tax benefits generated from uncertain tax positions are accounted for using the recognition and cumulative-probability measurement thresholds. Based on the technical merits, if a tax benefit is not more-likely-than-not of being sustained upon examination, the Company records a liability for the recognized income tax benefit. If a tax benefit is more-likely-than-not of being sustained based on the technical merits, the Company utilizes the cumulative probability measurement and records an income tax benefit equivalent to the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority.

See Note 5 for additional discussion regarding income taxes.

Fair Value Measurements

Fair value guidance establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),
- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

3. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Items measured at fair value on a recurring basis

Marketable debt securities, which primarily consist of assets held in money market funds, are valued based on quoted market prices of identical assets on active exchanges; these valuations are Level 1 measurements. Money market funds are included within cash and cash equivalents on statement of financial condition.

Recent Accounting Pronouncements and Accounting Changes

The FASB has issued ASU No. 2016-02, Leases, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. It requires a lessee to recognize a liability on its balance sheet for future lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the company adopted ASU 2016-02 and the adoption did not have any impact on our financial statements.

The FASB has issued ASU No. 2016-13, Financial Instruments – Measurements of Credit Losses on Financial Instruments, or ASU 2016-13. ASU 2016-13 applies to all financial instruments carried at amortized cost including held-to-maturity debt securities as well as customer trade receivables. ASU 2016-13 requires financial assets carried at amortized cost to be presented at the net amount expected to be collected and available-for-sale debt securities to record credit losses through an allowance for credit losses. Effective January 1, 2020 the company adopted ASU 2016-13 and the adoption did not have any impact on our financial statements.

4. Related-party transactions

The Company holds cash accounts with Regions Bank for operating expense purposes. As of December 31, 2019, the balance of these accounts was approximately $1.7 million.

The Company has a deferred tax asset of $46 thousand at December 31, 2019, which will be settled by an adjustment of future tax payments with a related party.

4. Related-party transactions (continued)

As of December 31, 2019, the Company had subordinated borrowings of $20.0 million with Regions. The subordinated borrowing is eligible for the computation of Net Capital under the Securities and Exchange Commission net capital rule. Interest payments of approximately $1.0 million were made to Regions in regard to the subordinated borrowing during the year.

As of December 31, 2019, the Company has $250 million in unfunded committed unsecured lines of credit with Regions. The first $150 million line of credit has an advance rate of 2.75% per annum and an unused balance fee of the advance rate less the interest rate on excess reserves (IOER rate). Accrued fees are due the 15th calendar day of each month. The second $100 million line of credit has an advance rate of 3.80% per annum and an unused balance fee of the advance rate less the interest rate on excess reserves (IOER rate). Accrued fees are due the 15th calendar day of each month. Unused balance fee payments of approximately $2.3 million were made to Regions regarding the lines of credit during the year ended December 31, 2019.

As of December 31, 2019, the Company recorded payables to Regions for compensation, current federal and state taxes, interest and various shared services. These are shown in their respective line items on the statement of financial condition.

5. Income taxes

Current federal and state income taxes payable due to the Parent of approximately $6.2 million is included in the accompanying statement of financial condition at December 31, 2019.

At December 31, 2019, the Company's net deferred tax asset totaled approximately $46 thousand. The total net deferred asset was attributable to accrued expenses that were not currently deductible. The Company determined that a valuation allowance is not required for its deferred tax assets because it is more likely than not that these assets will be realized.

The Company is included in Regions' federal and state income tax returns. In 2015, Regions entered the IRS's Compliance Assurance Process program and tax years 2018 and 2019 remain open. Other than potential adjustments related to tax attribute carryovers, tax years prior to 2018 are no longer subject to examination by the IRS. Also, with few exceptions, Regions is no longer subject to state and local income tax examinations for tax years before 2015. Currently, there are no material disputed tax positions with federal or state taxing authorities.

Accordingly, the Company does not anticipate that any adjustments relating to federal or state tax examinations will result in material changes to its business, financial position, results of operations or cash.

For the period ended December 31, 2019, the Company had no uncertain tax benefits and accordingly, does not expect a significant change from this position during the next twelve months. In addition, the Company has not recognized any interest or penalties associated with income tax positions in its statement of income. For the period ended December 31, 2018, the Company did not reflect any liabilities for interest or penalties.

6. Commitments and contingencies

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

In the normal course of business, the Company enters into underwriting commitments. There were no open underwriting commitments at December 31, 2019.

7. Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2019 and through the date the financial statements were issued. Based on this evaluation, the company has determined that no events have occurred that were required to be recognized or disclosed in the financial statements.